Mail Stop 7010

                  February 7, 2006


J. Chris Boswell
Chief Executive Officer and Chief Financial Officer
Particle Drilling Technologies, Inc.
1021 Main Street, Suite 2650
Houston, TX 77002

      Re:	Particle Drilling Technologies, Inc.
		Form 10-K for the Fiscal Year Ended September 30, 2005 Filed on December 14, 2005
		File number 0-30819

Dear Mr. Boswell:

      We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended September 30, 2005

Consolidated Statements of Cash Flows, page 26

1. We note you presented the Consolidated Statements of Cash Flows for the period from June 9, 2003 (date of inception) to June 30, 2003 and
2005. They should be for the period from June 9, 2003 (date of inception) to September 30, 2003 and 2005. Please revise as necessary.

Intangible Assets, page 30

2. We note you assumed liabilities and exchanged a note receivable from ProDril Services Inc. as consideration for equipment with a fair value of $479,610 and all intellectual property associated with PSI`s
PID technology.  Please advise us on the following matters:

a. Tell us and disclose information on the origination of the note receivable, including the term, the counterparty and its collectibility at the date of the transaction. Also, tell us why you believe the carrying value of the note receivable approximated fair value at the date of the transaction.

b. Tell us and disclose the identifiable intangible assets acquired and how you determined their fair value.

c. Tell us what consideration you gave to the certain tangible and intangible assets that you believe should have been transferred (as stated on page nine of your Form 10-K) in preparing the purchase price allocation. Please tell us whether these assets in question were part of your consideration paid. If so, please tell us how you accounted for the excess purchase price attributable to the assets not transferred.

d. We note you amortize the intangible assets related to patents over
18 years. It appears these patents relate to certain technologies. Please tell us why you believe 18 years is a reasonable amortization period given that technology changes are constantly occurring, which may shorten the useful life of the intangibles.

e. Please disclose your expected amortization expense for the next
5
years.


Stock Options and Warrants, page 33

3. We note you had 1,200,000 shares of common stock available for issuance pursuant to awards under the 2005 Plan. Based on summary information provided on page 34, it appears you issued awards under this plan during the fiscal year 2005. Please tell us why you did not record any compensation expense for awards issued under the 2005 plan as indicated on page 33. In this regard, we note you follow SFAS No.
123(R) for your share based compensation.

Litigation, page 38

4. Please disclose the matter relating to the Curlett Group. On page ten, you indicated if the monetary damages requested in the counterclaim were granted in a judgment against you, such damages would severely impair your ability to continue as a going concern. Given the significance of the potential outcome, we believe you should disclose this information under this section.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi, staff accountant at (202) 551-
3758 if
you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief

??

??

??

??

J. Chris Boswell
Particle Drilling Technologies, Inc.
February 7, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE